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14042314

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 29 2014
WASH., D.C.
201

SEC FILE NUMBER
8- 10646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2013 (MM/DD/YY) AND ENDING October 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

308 Seventh Avenue
(No. and Street)

Pittsburgh (City) PA (State) 15222 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph M. Niesslein 412-633-1599
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800 (Address) Pittsburgh (City) PA (State) 15237 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph M. Niesslein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hefren-Tillotson, Inc., as of October 31st, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Gale A. Rezner, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires March 28, 2017
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X Exemption Report Pursuant to Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hefren-Tillotson, Inc.

Statement Of Financial Condition
October 31, 2014

Hefren-Tillotson
METICULOUS WEALTH MANAGEMENT SINCE 1948

HEFREN-TILLOTSON, INC.
FINANCIAL STATEMENTS
OCTOBER 31, 2014

CONTENTS

Independent Auditors' Report	1
Statement of Financial Condition	2
Notes to Financial Statement	3 - 10

Lally & Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Hefren-Tillotson, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **Hefren-Tillotson, Inc.** as of October 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of October 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Lally & Co., LLC

Pittsburgh, Pennsylvania
December 18, 2014

HEFREN-TILLOTSON, INC.
STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2014

ASSETS	
Cash and Cash Equivalents	$ 1,495,190
Deposits with Clearing Organization	100,000
Receivable From Clearing Organization	1,149,837
Investment Advisory Fees Receivable	207,068
Receivables - Other	77,140
Notes and Advances Receivable - Officers and Employees	1,382,703
Prepaid Expenses	1,175,467
Securities Owned - At Fair Value	25,791,864
Securities Owned - Not Readily Marketable	12,978
Property and Equipment - At Cost, Less Accumulated Depreciation and Amortization of $3,522,404	2,552,185
Total Assets	$ 33,944,432
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Commissions and Other Compensation Payable	$ 5,846,970
Income Taxes Payable, Including Deferred Income Taxes Payable	587,735
Accrued Retirement Plan Liability	1,836,388
Accounts Payable, Accrued Expenses, and Other Liabilities	695,830
Deferred Investment Advisory Fees	6,252,081
Due to Parent	1,101,741
Total Liabilities	16,320,745
Stockholder's Equity	
Common Stock - Par Value $10 Per Share; 50,000 Shares Authorized; 31,287 Shares Issued and Outstanding	312,870
Additional Paid-In Capital	4,346,006
Retained Earnings	12,964,811
Total Stockholder's Equity	17,623,687
Total Liabilities and Stockholder's Equity	$ 33,944,432

The accompanying notes are an integral part of the financial statement.

1 - ORGANIZATION AND NATURE OF BUSINESS

Hefren-Tillotson, Inc. is a registered investment advisor, registered securities broker-dealer, and a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investment Protection Corporation ("SIPC"). The Company conducts the majority of its business from its principal office in Pittsburgh, along with five additional offices throughout Western Pennsylvania. The Company is a wholly owned subsidiary of Masterplan, Inc. (the "Parent").

The Company provides professional financial counseling and planning services to individuals, businesses, foundations, and retirement plans. It offers discretionary and non-discretionary investment advisory management services, traditional security broker-dealer products, and insurance products.

2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statement has been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities Transactions

Principal and customer securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Securities are recorded at fair value in accordance with FASB ASC on Fair Value Measurement.

Cash and Cash Equivalents and Concentrations of Credit Risk

The Company places its cash with a financial institution which management considers financially secure. However, at times such deposits may be in excess of the Federal Deposit Insurance Corporation limit.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, institutional and individual investors, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are recorded at cost and are depreciated and amortized on a straight-line basis over the estimated useful lives of the assets. Maintenance and repairs, which do not extend the lives of the applicable assets, are charged to operations as incurred. Gain or loss resulting from the retirement or other disposition of assets is included in income.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between the years.

GAAP prescribes rules for the recognition, measurement, classification, and disclosure in the financial statements of uncertain tax positions taken or expected to be taken in the company's tax return. Management has determined that the company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the company's tax returns will not be challenged by the taxing authorities and that the company will not be subject to additional tax, penalties, and interest as a result of such a challenge. Generally, the company's federal and state tax returns remain open for income tax examination for three years from the date of filing.

Subsequent Events Evaluation

The accompanying financial statements include an evaluation of events or transactions that have occurred after October 31, 2014 and through December 18th, 2014, the date the financial statements were issued.

3 - RECEIVABLE FROM CLEARING ORGANIZATION

The Company clears transactions on a fully disclosed basis. The net aggregated amount receivable or payable to the clearing organization as it relates to the aforementioned transactions earn or are charged interest at variable rates. Amounts payable, if any, are collateralized by securities owned and receivables due to the Company, subject to margin requirements.

At October 31, 2014, the Company had a receivable from the clearing organization amounting to $1,149,837 of which $672,182 represents sweep money market funds.

4 - NOTES AND ADVANCES RECEIVABLE - OFFICERS AND EMPLOYEES

From time to time, the Company makes advances and loans to certain officers and employees. Advances are generally made under short-term, non-interest bearing arrangements. Loans are made under promissory notes that call for fixed repayment terms of principal and interest and are collateralized with the Parent company stock. At October 31, 2014, the Company had advances outstanding of $67,833. At October 31, 2014, the Company also had notes receivable outstanding of $1,305,613 with accrued interest of $9,257. The notes have interest rates ranging from 1.91% to 4.5% per annum and mature in various years through June 2019.

5 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at October 31, 2014:

Land	$ 313,450
Building, Building Improvements, and Leasehold Improvements	1,843,353
Furniture, Fixtures, and Equipment	3,917,786
	6,074,589
Accumulated Depreciation	(3,522,404)
	$ 2,552,185

6 - FAIR VALUE

Fair Value Hierarchy

FASB ASC topic on Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by the FASB ASC topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Valuations based on unadjusted quoted prices available in active markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

6 - FAIR VALUE (CONTINUED)

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

There have been no changes in the methodologies used at October 31, 2014.

Certificates of Deposit, Money Market Funds, Mutual Funds, Corporate Bonds, and Municipal Bonds: Valued at closing price reported on the active market on which the individual securities are traded.

Equities: Valued at quoted market prices or at cost based on limited marketability.

The following table summarizes the valuation of the assets by the fair value hierarchy as described above as of October 31:

	Level 1	Level 2	Level 3	Total
Money Market Funds	$ 672,182	$ -	$ -	$ 672,182
Mutual Funds				
Short-Term Fixed Income	18,987,238	-	-	18,987,238
Fixed Income	1,214,058	-	-	1,214,058
Equity and Other	2,951,188	-	-	2,951,188
Municipal Bonds	2,578,503	-	-	2,578,503
Equity Securities	60,877	12,978	-	73,855
	$ 26,464,046	$ 12,978	$ -	$ 26,477,024

There were no transfers between Level 1 and Level 2 during the year.

7 - LEASE OBLIGATIONS

The Company leases several office facilities, automobiles, and office equipment from third parties under non-cancellable operating leases expiring at various dates through August 2023.

As of October 31, 2014, future minimum lease payments under these lease agreements are as follows:

Year Ending October 31,	
2015	$ 963,779
2016	892,927
2017	438,137
2018	381,251
2019	255,873
Thereafter	612,806
	$ 3,544,773

8 - NET CAPITAL REQUIREMENTS

Hefren-Tillotson is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2014, Hefren-Tillotson had net capital of $10,239,183, which was $9,173,120 in excess of its required net capital of $1,066,063. The Company's net capital ratio was 1.56 to 1.

9 - INCOME TAXES

Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state tax return.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, which primarily consists of depreciation and compensation recognized for stock awards. Permanent differences include non-deductible entertainment expenses, dues, and tax-free municipal bond interest. In addition, state tax differences include the gains on sales of municipal securities issued before February 1, 1994. The Company has a deferred tax liability of $329,802 ($262,306 federal and $67,496 Pennsylvania) at October 31, 2014.

10 - RETIREMENT PLAN

The Company has a defined contribution plan (the "Plan") with both profit sharing and 401(k) features. Contributions under the Plan are limited and made in accordance with the Internal Revenue Code. All employer profit sharing contributions are at the discretion of management.

11 - RELATED PARTY TRANSACTIONS

During the year, the Parent advanced $3,190,905 (including intercompany interest of $136,749) and received repayments of $3,209,555 from the Company. During the year, the Company's balance due increased by $18,650 to $1,101,741, which is the balance outstanding as of October 31, 2014.

The Company has obligations to a former employee/stockholder for services rendered. As of October 31, 2014, the balances amounted to approximately $316,667. The Company is making equal monthly installments of approximately $8,333 until the obligations are fully repaid. The obligations contain no provisions for interest.

12 – STOCK-BASED COMPENSATION

From time-to-time, the Parent company grants nonqualified stock options and enters into other share-based compensation arrangements in which restricted and non-restricted stock is offered and issued to certain employees for the purchase or grant of its common stock. The stock options exercise and stock award prices, number of shares, vesting, and grant date are determined at the discretion of the Company's Board of Directors. Stock awards and options typically vest in five years or less from the issue date.

The Company has adopted the provisions of SFAS No. 123(R), "*Share-Based Payment.*" As permitted by SFAS No. 123(R), the Company accounts for these types of arrangements using the fair value method. The fair value of options and restricted stock awards was estimated on the date of grant.

Restricted Stock

Participants were granted restricted stock awards during 2014 with an exercise price of $3.78 per share, which is equal to the estimated fair value of stock on the grant date using an independent valuation. Total compensation cost associated with 2014 stock awards is $415,800 and will be recognized over the five-year service period that began on the grant date.

Participants also had been granted restricted stock awards in various prior years with an exercise price ranging from $3.00 to $3.49 per share, which was equal to the estimated fair value of stock on the grant date based on an independent valuation. Total compensation cost associated with the stock awards was $1,270,600 and is being recognized over a series of five-year service periods that begin on the grant date.

Compensation cost, included under the caption "employee compensation and benefits" in the accompanying statement of income, recognized on stock awards granted in was $156,395 generating a related tax benefit of approximately $62,600. Unrecognized compensation cost on stock awards as of October 31, 2014 was $455,950.

12 – STOCK-BASED COMPENSATION (CONTINUED)

Stock Options

Using the Black-Scholes option pricing model, management has determined that the options issued in 2014 have a calculated value of $.082 per share. Compensation cost recognized on options granted in 2014 was $29,930 and is included under the caption "employee compensation and benefits" in the accompanying statement of income.

The assumptions used and the weighted average calculated values of options are as follows for the year ended October 31, 2014:

Risk-Free Interest Rate	1.69%
Expected Volatility	20.00%
Expected Life in Year	.070
Weighted Average Calculated Value of Options Granted	.082

13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer of other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are no sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulator and internal guidelines. The Company monitors required margin levels daily and, pursuant such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the even the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

14 - CONTINGENCIES

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as of October 31, 2014. However, management believes that after final disposition, any resulting financial impact would not be material to the annual financial statements.